

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via E-mail
Brett H. Kaufman
Chief Financial Officer
Ladenburg Thalmann Financial Services Inc.
4400 Biscayne Boulevard
12h Floor
Miami, FL 33137

      **Re:    Ladenburg Thalmann Financial Services Inc.**
               **Form 10-K for Fiscal Year Ended**
               **December 31, 2010**
               **Filed March 11, 2011**
               **Amendment 1 to Form 10-K for Fiscal Year Ended**
               **December 31, 2010**
               **Filed April 29, 2011**
               **File No. 001-15799**

Dear Mr. Kaufman:

      We have limited our review of your filings to those issues we have addressed in our comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010 filed March 11, 2011

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

1.      Please tell us and revise future periodic filings to clarify if your advisory fee revenue and incentive fees are recognized prior to the end of the measurement period specified in the contract. Please provide to us the proposed revision to your future filings. Additionally, to the extent your revenue is subject to being reversed in future periods, please tell us how you have complied with ASC 605-20-S99-1, or tell us why you believe it was not necessary to disclose the amount of revenue recognized that may be reversed in future periods if the fair value of certain assets or the performance of investment funds and accounts fall below the applicable benchmarks.

16. Segment Information, page F-27

2.      On page F-9, you disclose that principal transactions revenues include gains and losses resulting from investments for your own accounts. Please tell us what consideration you gave to presenting trading for your own accounts as a separate segment. Please refer to ASC 280.

Form 10-K/A Amendment No. 1 for the fiscal year ended December 31, 2010 filed April 29, 2011

Exhibits 31.1 and 31.2

3.      Please amend your filing to include the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Please refer to Item 601(B)(31) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief